UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

(Registrant’s name)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

On February 21, 2021, AnPac Bio-Medical Science Co., Ltd. (the “Company” or “we”) entered into a share subscription agreement with a Chinese investor (the “investor”), under which the Company would issue, and the investor would acquire, a number of Class A ordinary shares in the Company for consideration of RMB12 million at a purchase price of US$4.8 per share. The Company issued 387,597 Class A ordinary Shares to the investor on February 24, 2021 according to the subscription agreement, based on an exchange rate of RMB6.45 to US$1.00, and in return, the Company received the consideration in full on March 18, 2021. We paid a finder’s fee in the form of 19,174 Class A ordinary shares to a Chinese consultant on March 22, 2021 in connection with this transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.
(Registrant)

Date: April 1, 2021	By:	/s/ Chris Chang Yu
	Name:	Dr. Chris Chang Yu
	Title:	Chairman of the Board of Directors and Chief Executive Officer